SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement on Inclusion of the Telecommunications Industry in the Pilot Program for the Transformation from Business Tax to Value-Added Tax, dated April 30, 2014	A-1

2.1	Announcement in Relation to News Report Relating to the Establishment of A Base Station Company, dated April 30, 2014	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 2, 2014	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT ON INCLUSION OF THE TELECOMMUNICATIONS

INDUSTRY IN THE PILOT PROGRAM FOR THE TRANSFORMATION FROM

BUSINESS TAX TO VALUE-ADDED TAX

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The board of directors of the Company hereby announces that its parent company, China Mobile Communications Corporation, received a notification (Cai Shui [2014] No. 43) jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China that as approved by the State Council of the People’s Republic of China, the telecommunications industry will be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”). The pilot program will be implemented from 1 June 2014 in Mainland China. For telecommunications enterprises, the value-added tax rate for the provision of basic telecommunications services will be 11%, and the value-added tax rate for the provision of value-added telecommunications services will be 6%. In addition, value-added tax policies in respect of, among others, the provision of rewards in connection with telecommunication services, the provision of telecommunications services to entities outside of Mainland China and redemption of accumulated points for telecommunication services are clarified.

As value-added tax will be levied on revenue on the basis that taxes are separated from prices charged after the implementation of the VAT Program, operating revenue will decrease correspondingly. Further, as input tax deductions amount from value-added tax which the Company can currently claim on its costs and capital expenditure are relatively low, for example, items including amortization and depreciation, personnel expenses and others are not deductible, operating expenses and capital expenditure will slightly decrease. Therefore, the relatively substantial negative impacts on profitability in the short term are expected. As the decrease in capital expenditure will reduce depreciation in subsequent years correspondingly, this will mitigate the negative impacts on profitability subsequently.

As analyzed from the financial data disclosed in the 2013 annual results of the Company, revenue from basic telecommunications services, value-added telecommunications services and sales of devices accounted for approximately 57%, 37% and 6% of the operating revenue of the Company in 2013, respectively. A simulated analysis using sample data of the Company in 2013 has been made, and assuming that the VAT Program had been implemented from 1 January 2013. Examples of the simulated sensitivity analysis of the effects of the VAT Program on the profits attributable to equity shareholders in 2013 are set forth below:

		Level of change in operating revenue
		-5.5%	-6.0%	-6.5%
Level of change in operating expenses	-2.5%	-14.1%	-16.0%	-18.0%
	-3.0%	-12.5%	-14.5%	-16.5%
	-3.5%	-10.9%	-12.9%	-14.9%

Subject to the effects from various factors including tax collection and management policies, revenue structure, input tax deductions from value-added tax and timing of implementation, the actual effects on the level of change in operating revenue, the level of change in operating expenses and profits attributable to equity shareholders after implementation of the VAT Program may be substantially different from the above examples of the simulated sensitivity analysis. The above examples of the simulated sensitivity analysis are set forth for investors’ general understanding of the simulated impact of the VAT Program, and do not represent the actual impact of the VAT Program on the Company’s financial results or the Company’s estimate of any such actual impact. Therefore, investors shall exercise caution in understanding the above, and shall not place undue reliance on such data.

The VAT Program will bring about relatively substantial negative impacts on the Company’s financial results in the short term, but is beneficial for optimizing business models and marketing strategies, promoting the Company’s transformation development in the long term. With the inclusion of more industries in the VAT Program and the deepening of the Company’s transformation, it is expected that the extent of such negative impacts will reduce gradually over the years. The Company will continue to pay close attention to updates in specific policies regarding the VAT Program, meticulously analyze, proactively respond, optimize processes in a timely manner, improve management, modify systems, strengthen training, strive to establish an operation and management system that properly adapts to the VAT Program. The Company will also continue to improve value-added tax management standards and endeavor to minimize the potential negative impacts that the VAT Program may have on the Company.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 30 April 2014

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

NEWS REPORT RELATING TO THE ESTABLISHMENT OF

A BASE STATION COMPANY

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Company notes that there are media reports relating to the establishment of a base station company by the three PRC telecommunications operators. The board of directors of the Company hereby announces that the Company is in discussions with the two other largest telecommunications operators in the PRC regarding the possible establishment of a joint venture company to develop base station infrastructures (the “Planned JV”). The Planned JV aims to enhance the sharing of resources for the development of telecommunications infrastructure and lower operating costs and the costs for developing telecommunications networks.

As of the date of this announcement, no agreement has been reached by the parties with respect to the establishment of the Planned JV. As the discussions are still in progress, shareholders and investors of the Company should exercise caution when dealing in the Company’s securities.

Further announcements will be made by the Company as and when appropriate.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, April 30, 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

B-1